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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULE 13d-1(b), (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (AMENDMENT NO. 3)*



                               TMP WORLDWIDE INC.
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                                (Name of Issuer)


                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    872941109
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
   --------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)

      |X|  Rule 13d-1(c)

      |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 872941109                     13G             Page  2  of   6   Pages


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   1    NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Andrew J. McKelvey
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a) |_|
                                        (b) |_|
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   3    SEC USE ONLY


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   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                       5     SOLE VOTING POWER
         NUMBER OF
          SHARES             4,762,000 shares of Class B Common Stock, par value
       BENEFICIALLY          $.001, 15,270,046 shares of Common Stock, par value
         OWNED BY            $.001
           EACH              ---------------------------------------------------
         REPORTING     6     SHARED VOTING POWER
          PERSON
           WITH              5,217 shares of Common Stock, par value $.001
                             ---------------------------------------------------
                       7     SOLE DISPOSITIVE POWER

                             4,762,000 shares of Class B Common Stock, par value
                             $.001, and 15,270,046 shares of Common Stock par
                             value $.001
                             ---------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             5,217 shares of Common Stock, par value $.001
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          20,037,263 shares of Common Stock, par value $.001(1)
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                         |_|
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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          100% of Class B Common Stock, 14.4% of Common Stock
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 4,762,000 shares of Class B Common Stock . The shares of Class B Common Stock have 10 votes per share and are convertible, on a share for share basis, into Common Stock.


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           This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 2001.

Item 1(a)       NAME OF ISSUER:

                TMP Worldwide Inc.
                622 Third Avenue
                New York, New York 10017

Item 1(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                622 Third Avenue
                New York, New York 10017

Item 2(a)       NAME OF PERSON FILING:

                See Item 1 of the cover page attached hereto

Item 2(b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

                c/o TMP Worldwide Inc.
                622 Third Avenue
                New York, New York 10017

Item 2(c)       CITIZENSHIP:

                See Item 4 of the cover page attached hereto

Item 2(d)       TITLE OF CLASS OF SECURITIES:

                Common Stock, par value $.001
                Class B Common Stock, par value $.001

Item 2(e)       CUSIP NUMBER:

                872941109

Item 3          IDENTITY OF REPORTING PERSON:

                Not Applicable

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Item 4     OWNERSHIP:

           (a)  Amount beneficially owned:
                See Item 9 of the cover page attached hereto.

           (b)  Percent of Class:
                See Item 11 of the cover page attached hereto.

           (c)  Number of shares beneficially owned by reporting person:

                (i) sole voting power: 15,270,046 shares of Common Stock, par value $.001, and 4,762,000 shares of Class B Common Stock, par value $.001 .

                (ii) shared voting power: 5,217 shares of Common Stock, par value $.001.

                (iii) sole dispositive power: 15,270,046 shares of Common Stock, par value $.001, and 4,762,000 shares of Class B Common Stock, par value $.001.

                (iv) shared dispositive power: 5,217 shares of Common Stock, par value $.001.

Item 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           Mr. McKelvey maintains indirect beneficial ownership of 5,217 shares of Common Stock, par value $.001 per share of the 20,037,263 shares reported at Item 9 of the cover page attached hereto. Mr. McKelvey's spouse holds 4,115 of such shares, Mr. McKelvey's 401(k) Plan holds 902 of these shares and Mr. McKelvey's daughter holds 200 of these shares.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                Not Applicable

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Item 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Not Applicable

Item 9     NOTICE OF DISSOLUTION OF GROUP:

                Not Applicable

Item 10    CERTIFICATION:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2002

                                          /s/ Andrew J. McKelvey
                                          ----------------------
                                              Andrew J. McKelvey













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